Mr. Eric Atallah
Reviewing Accountant
Kevin Vaughn
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549

Via  EDGAR and Fax #: 202-772-9218
Mail Stop 6010

                                                                    June 9, 2008


      Re:   Transbotics Corporation
            Form 10-KSB for Fiscal Year ended November 30, 2007 Filed February 29, 2008 Forms 10-QSB for Fiscal Quarters Ended February 29, 2008 File No. 000-18253

Dear Mr. Atallah:

     We have reviewed your comment letter on the Company's financials dated May 15, 2008 and have prepared our response below to each of your comments including proposed revisions to our Form 10-KSB for the Fiscal Year ended November 30, 2007 and for our Form 10-QSB for the Fiscal Quarter ended February 29, 2008.

     We acknowledge that 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have keyed our responses below to your comments numbers to facilitate your review.

FORM 10-KSB for the Fiscal Year Ended November 30, 2007
-------------------------------------------------------

Exhibit 13 - 2007 Annual Report
-------------------------------

Note 15. Acquisition, page 30
-----------------------------

1. We note that you acquired all the outstanding assets of Automotion Systems in April 26, 2007. It is unclear from your current disclosures as to whether this transaction have been accounted for as a business acquisition under SFAS 141. Using the factors outlined in paragraph 11-01(d) of regulation S-X and EITF 98-3, provide us with your additional disclosures under SFAS 141. If you conclude that this transaction did constitute a business acquisition, please revise future filings to provide all disclosures required by SFAS 141. Additionally, amend your Form 8-K, if necessary, to include any required historical and pro forma financial statements for these acquisitions. Refer to item 310(c) and item 310(d) of regulation S-B.

Transbotics response
--------------------

1. The acquisition of AutoMotion systems was accounted for as a business acquisition under SFAS 141. The operations of AutoMotion are immaterial to Tranbotics' financial statements and therefore we believe the disclosure is adequate for our annual report. We will revise our future filings to further disclose that we have accounted for this transaction as a business acquisition. We do not believe that further disclosure or amendment to the 8-K is required for historical and pro forma financial statements for this acquisition again due to immateriality.

FORM 10-KSB for the Fiscal Year Ended November 30, 2007
-------------------------------------------------------

Exhibit 13 - Annual Report 2007
-------------------------------

Note 16. Issuance of Subordinated Debt and Warrants, page 30
------------------------------------------------------------

2. We note that the 2,000,000 warrants you issued were independently valued after the transaction was completed. With respect to your valuation please address the following:

     o Tell us and revise future filings to disclose your valuation methodology and all significant valuation assumptions.

     o Revise future filings, beginning with your next Form 10-QSB, to name the independent appraisal firm. In addition, please note that if you intend to incorporate your Form 10KSB by reference into any registration statement, you will be required to identify the appraisal firm and include its consent in the registration statement.

Transbotics response
--------------------

     2. The Company will revise future filings to disclose our valuation methodology, all significant valuation assumptions and reference Willamette Management Associates as our independent appraisal firm. We have taken note that if we incorporate our Form 10KSB by reference into any registration statement, we will be required to identify the appraisal firm and include its consent in the registration statement.

     The Company will include the following description of the valuation in its next filing:

     "In our valuation of the detachable warrant component of the newly issued debt of Transbotics Corporation, we used the Black-Scholes option pricing model with consideration given to the illiquidity of the stock as well as the Company's financial distress at the time of issuance: The following assumptions were used to determine the fair value of the warrants:

     Risk-free interest rate                   3.49%
     Expected dividend yield                      0%
     Expected volatility                         60%
     Expected life (years)                  4 years"



FORM 10-KSB for the Fiscal Year Ended November 30, 2007
-------------------------------------------------------

Exhibit 31.1 Certifications
---------------------------

3. We note that paragraph 1 in your certification to Form 10-KSB for the fiscal year ended November 30, 2007 refers to the "quarterly" report rather than the "annual" report. Please revise future filings to refer to the proper report.

Transbotics response
--------------------

3. In future filings, the Company will refer to the proper reporting period in its certifications.


FORM 10-QSB for the Quarterly period Ended February 29, 2008
------------------------------------------------------------

Item 3. Controls and Procedures, Page 20
----------------------------------------

4. We note your reference to audits of your February 29, 2008 and 2007 financial statements. Please tell us the audit to which you are referring and revise the filing, if necessary, to provide the audit report.

Transbotics response
--------------------

4. The Company advises staff that no additional reports require submission. We made a typographical and should have refereed to the audits of November 30, 2007 and 2006. In future, we will refer to the appropriate audit periods.

FORM 10-KSB for the Fiscal Year Ended November 30, 2007 and Form 10-QSB for the
-------------------------------------------------------------------------------
Quarterly Period Ended February 29, 2008
----------------------------------------

Controls and Procedures
-----------------------

5. We note your disclosure that your " the Company maintains a system of internal controls and procedures designed to provide reasonable assurance that information required to be disclosed by the company in reports filed under the Securities and exchange Act of 1934 is recorded, processed, summarized and reported within the tine periods specified in the Securities and Exchange Commission rules and forms." Revise future filings to clarify, if true , that your officers concluded that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the exchange act is accumulated and communicated to your management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act 13a-15(e).


Transbotics response
--------------------

5. The Company will revise future filings to clarify that our officers conclude that our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that we file or submit under the exchange act are accumulated and communicated to our management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

FORM 10-KSB for the Fiscal Year Ended November 30, 2007 and Form 10-QSB for the
-------------------------------------------------------------------------------
Quarterly Period Ended February 29, 2008
----------------------------------------

Controls and Procedures
-----------------------

6. We note that a material weakness was identified in conjunction with your 2007 audit. Please revise future filings to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose any additional procedures management performed to overcome such deficiencies.

Transbotics response
--------------------

6. The Company will revise future filings to disclose the specific steps that the company has taken, to remediate the material weakness and we will disclose any additional procedures management performed to overcome such deficiencies.


FORM 10-KSB for the Fiscal Year Ended November 30, 2007 and Form 10-QSB for the
-------------------------------------------------------------------------------
Quarterly Period Ended February 29, 2008
----------------------------------------

Exhibit 31.1
------------

7. We note that you only filed one Exhibit 31 certification that was signed by both your principal executive officer and principal financial officer. Pursuant to rule 13a-14(a) of the exchange act, a separate certification is required to be provided for each principal executive officer and principal financial officer. Please revise future filings accordingly.


Transbotics response
--------------------

7. We will revise future filings showing separate Exhibit 31 certification for each principal executive officer and principal accounting officer.


Please call me at 704-206-7019 with any questions or comments you may have. Thank you in advance for the cooperation in connection with this matter.

Sincerely,



Claude Imbleau
Chief Financial Officer

cc:   Kevin Vaughn, SEC
      Ben Profitt,  Grant Thornton
      Phil Chubb, Shumaker Loop and Kendrick